FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

02042100

SUPPL

RECEIVED
SEC MAIL PROCESSING
JUN 25 2002
WASH. D.C. 165 SECTION

May 31, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 31, 2002

PROCESSED
JUL 01 2002
P THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

dlw 6/26

MANSON CREEK RESOURCES LTD.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MAY 31, 2002

News Release: **02-03**

Trading Symbol: TSX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

STOCK OPTIONS GRANTED

The Corporation has granted stock options to directors, officers, and an employee to purchase up to 455,000 common shares for a period of five years commencing on May 30, 2002 at an exercise price of $0.11 per share. The granting of said options is subject to acceptance by the TSX Venture Exchange.

"James Devonshire"

James Devonshire
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MAY 31, 2002

News Release: **02-03**

Trading Symbol: TSX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

STOCK OPTIONS GRANTED

The Corporation has granted stock options to directors, officers, and an employee to purchase up to 455,000 common shares for a period of five years commencing on May 30, 2002 at an exercise price of $0.11 per share. The granting of said options is subject to acceptance by the TSX Venture Exchange.

"James Devonshire"

James Devonshire
President and Director

MANSON CREEK RESOURCES LTD.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MAY 31, 2002

News Release: **02-03**

Trading Symbol: TSX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

STOCK OPTIONS GRANTED

The Corporation has granted stock options to directors, officers, and an employee to purchase up to 455,000 common shares for a period of five years commencing on May 30, 2002 at an exercise price of $0.11 per share. The granting of said options is subject to acceptance by the TSX Venture Exchange.

"James Devonshire"

James Devonshire
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.